VOYA LETTERHEAD

LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631  |  EMAIL:  PETER.SCAVONGELLI@VOYA.COM

BY EDGARLINK

April 19, 2022

Ms. Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, NE

Washington, DC 20549

Re:

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company

Correspondence in relation to Post-Effective Amendment No. 40 to Registration Statement

 on Form N-4

Prospectus Title: Group 403(b), 457 and HR 10 Plans

File Nos.:  033-75974 and 811-02512

Ms. Hahn:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account C (the "Account") we are responding to your comments conveyed to us over the telephone on April 8, 2022, in relation to the Post-Effective Amendment No. 40 (“PEA No. 40”) to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”) on March 1, 2022. The following summarizes your comments, and our responses to those comments.

Comment #1:  On the facing page of the Registration Statement “immediately” was checked off.  Since these are 485(a) filings, 60 days after filing should have been checked.

Response #1:  We will remember to check off the correct box for all future 485(a) filings.

Comment #2:  On the bottom of the facing page, you are no longer required to include the “Title of Securities Being Registered.”

Response #2:  We have made this revision as a global change as requested.

Comment #3:  On the Prospectus Cover Page, first paragraph, second to last sentence there are three classes of Contract. Revise the document to make it clear if there is one or more than one class of Contract. Make it clear in the KEY INFORMATION table, FEE TABLE, OVERVIEW OF THE CONTRACT sections.

Response #3:  We have made the revision as requested.

PLAN | INVEST | PROTECT	Voya Logo

U.S. Securities and Exchange Commission

Comment #4:  In the KEY INFORMATION table if it is a single Contract, the information is probably fine.

Response #4: There is a single Contract.

Comment #5:  In the Charges for Early Withdrawals section of FEES AND EXPENSES section, the fee charged can be assessed at 5% which does not reconcile with the FEE TABLE that indicates the assessment of a 2% charge. If applicable, disclose the application of an MVA to withdrawals from the GAA.

Response #5:  We have corrected the Fee Table to show 5% and disclosed that withdrawals from the Guaranteed Accumulation Account are subject to a Market Value Adjustment.

Comment #6:  In the Transaction Charges section, if you elect the Minimum Death Benefit Guarantee rider, there is no need to disclose 1%. That information can be placed in footnote 2.

Response #6:  We have removed the disclosure of 1% from the Transaction Charges section and added it to footnote 2.

Comment #7:  Mortality and Risk expense charges are shown for the 403(b) and HR 10 Plans, but not for 457(b) Plans.

Response #7:  We have updated the information for 457(b) as requested.

Comment #8:  In the Ongoing Fees and Expenses (annual charges), footnote number 2 is missing the Mortality and Expense Risk charge for 457(b) Plans.

Response #8:  We have updated the footnote to show the M&E Risk charge for 457(b) Plans.

Comment #9:  In the KEY INFORMATION table add the following language: “financial strength and” to the two sentences in the Insurance Company Risks subsection and add the telephone number for customer service.

Response #9:  We have made this revision as a global change where applicable.

Comment #10: In the Optional Benefits section of the KEY INFORMATION table, there is only one optional benefit so we should name it in the section. Also inform participants that information regarding state variations can be found in their contracts.

Response #10:  We have made this revision to the section as requested.

Comment #11:  In OVERVIEW OF THE CONTRACT, clarify references to multiple Contracts to make it clear there is one Contract with multiple classes and clarify who can buy them.

Response #11:  We have made the revisions as requested.

Comment #12:  In The Fixed Interest Options subsection of the OVERVIEW OF THE CONTRACT section link the Guaranteed Accumulation Account prospectus.  Also delete the following language from the last sentence in the second paragraph “by accessing the SEC’s website or by contacting the SEC Public Reference Branch” and add the Customer Service phone number.

Response #12:  We have made these revisions as requested.

PLAN | INVEST | PROTECT	Voya Logo

U.S. Securities and Exchange Commission

Comment # 13:  In the Transaction Expenses section under the FEE TABLE, in the CONTRACT CLASS section the references to 457, should be changed to 457(b). Also, the 457(b) Contract is missing from the table.

Response #13:  We have made these revisions as requested.

Comment # 14:  In the Annual Contract Expenses section under the FEE TABLE, in the CONTRACT CLASS section add the references to 457(b) to include the information for the Base Contract Expense. Also some cells in the table are blank so indicate N/A or show dashes.

Response #15:  We have made these revisions as requested.

Comment #16: Include comments from the Voya Separate Account B registration statement. In the Transaction Fees section, confirm the are no charges for 457(b) contracts.

Response #16:  We have included comments from the Voya Separate Account B registration statement. In the Transaction Fees section, we have included the transaction fees for the 457(b) Contracts as requested.

Comment # 17:  In the Mortality and Expense Risk Charge section under the Periodic Fees and Charges there are no references to the 457(b) Contract or the Contract charges.

Response #17:  We have included the 457(b) Contract in the section and added the Contract charges in the Mortality and Expense Risk Charge section under the Periodic Fees and Charges as requested.

Comment #18:  In the BENEFITS AVAILABLE UNDER THE CONTRACT section, the Minimum Death Benefit Guaranteed Rider – is described as standard in the prospectus. It must be cross-referenced to match the table.

Response #18:  The Minimum Death Benefit Guarantee Rider (also known as the “Insurance Rider”) is an optional benefit rider available only with the 403(b) Contract. We have reviewed the prospectus to make sure it is described as optional throughout. It is cross-referenced in Optional Benefits under the FEES AND EXPENSES section of the KEY INFORMATION table.

Comment #19: In the BENEFITS AVAILABLE UNDER THE CONTRACT section, Systematic Distribution Options is a standard benefit. It needs to be reconciled with the KEY INFORMATION table.

Response #19: We have made the changes as requested. In the BENEFITS AVAILABLE UNDER THE CONTRACT section, the following benefits are standard and not optional benefits: Account Value Death Benefit, Minimum Death Benefit Guarantee Rider (also known as the “Insurance Rider”), Systematic Distribution Options, and Deduction of Advisory Fees from Participant Account.

Comment #20:  In THE INVESTMENT OPTIONS section, delete the entire Insurance-Dedicated Fund subsection and delete the entire Possible Conflicts of Interest subsection.

Response #20:  We have made these revisions as requested.

PLAN | INVEST | PROTECT	Voya Logo

U.S. Securities and Exchange Commission

Comment #21:  In the Charges for Advisory Services subsection of the CHARGES AND FEES section explain how a Contract Owner can terminate the advisory services. Also indicate whether the advisor services can be treated as a withdrawal under the Contract.

Response #21:  We have added the following language explaining how the Contract Owner could terminate the advisory services: “Consequently, if you wanted to terminate your advisory arrangement you would need to contact your financial adviser.” We have also indicated that the fee for advisory services may be treated as a withdrawal upon proper authorization.

Comment #22: In the CONTRACT PURCHASE AND PARTICIPATION section, delete the entire Factors to Consider in the Purchase Decision subsection.

Response #22:  We have made this revision as requested.

Comment #23:  In APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT, delete the repeated sentence in the first paragraph.

Response #23:  We have made this revision as a global change as requested.

Comment #24:  In APPENDIX B:  GUARANTEED ACCUMULATION ACCOUNT, link the Guaranteed Accumulation Account prospectus and include the 33-Act number.

Response #24:  We have made this revision and included the 33-Act number as a global change as requested.

Comment #25:  Confirm that the Contract is still registered and relies on relies on 989J under Dodd Frank.

Response #25:  We confirm that the Contract it still registered and relies on 989J under Dodd Frank.

Comment #26:  In APPENDIX C: THE FIXED ACCOUNT, indicate the insurer-related risks associated with amounts paid to this General Account option.

Response #26:  We added the following language regarding the General Account: “All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability and financial strength of the Company and our General Account.”

Comment #27:  In APPENDIX C:  THE FIXED ACCOUNT, indicate that the Account is not registered as an investment company and include a contact number and email address for participants.

Response #27:  We have added the following sentence to the General Disclosure paragraph in APPENDIX C: THE FIXED ACCOUNT: “The Fixed Account is not registered as an investment company under the 1940 Act.”  We have included similar language in all the Fixed Interest Option appendices. We have also included the customer service number and email address for participants.

Comment #28:  In the Interest Rates subsection under the Fixed Interest Option appendices, explain how a Contract Owner may obtain current rates and delete the reference to the SEC website.

Response #28:  We have added the following sentence in the Interest Rates paragraph: “For information about current interest rates, please contact Customer Service at 1-800-584-6001.”  This is a global change where applicable. We have also deleted the reference to the SEC Website.

PLAN | INVEST | PROTECT	Voya Logo

U.S. Securities and Exchange Commission

Comment #29:  In PART C of the Registration Statement, hyperlink the agreements in the Exhibits table; change the heading in Item 34 from “Undertakings” to “Fee Representation” and delete the word “By:” from Charles P. Nelson’s signature block on the SIGNATURES page.

Response #29:  We have made these revisions as global changes.

Comment #30:  Include related comments from previous registration statements to all ISPs if there is an ISP for this product.

Response 30:  There is no ISP for this product.

If you have any questions, please call the undersigned at 860-580-1631.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli

PLAN | INVEST | PROTECT	Voya Logo